ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 11, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

Re:	SEC Comment Letter dated April 9, 2014

Morgans Hotel Group Co.

Preliminary Proxy Statement on Schedule 14A

Filed April 3, 2014

File No. 001-33738

Dear Mr. Panos:

On behalf of Morgans Hotel Group Co. (the “Company”), we are writing in response to the staff of the Securities and Exchange Commission’s (the “Staff”) comment letter dated April 9, 2014 relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 3, 2014. For your convenience, we have reproduced the Staff’s comments below in italics, followed by the Company’s response.

General

1. The preliminary proxy statement was filed using the EDGAR tag “PRE 14A” rather than the required tag “PREC14A,” which tag indicates that the materials relate to a contested election of directors. Please file the amended proxy statement with the PREC14A EDGAR tag and ensure that any subsequent proxy statement filings are properly designated. In addition, please contact the “Post-Corrections” group of in our Office of Information Technology at 202.551.3600, option #5, and request that the PRE 14A filing be given the appropriate EDGAR header tag.

Response:

The Company advises the Staff that the Company will file its amended preliminary proxy statement with the required “PREC14A” EDGAR tag. The Company has also contacted the “Post-Corrections” group and will submit correspondence requesting that the previous “PRE 14A” filing be changed to the appropriate EDGAR header tag.

Securities and Exchange Commission	- 2 -	April 11, 2014

Who is…bearing the cost of such solicitation?, page 7

2. Item 4(b) of Schedule 14A requires disclosure of costs “in connection with the solicitation.” Instruction 1 to this requirement indicates that such costs include “fees for attorneys…and other costs incidental to the solicitation.” Advise us, with a view towards disclosure, whether or not the legal fees being paid to Ropes and Gray LLP have been included within the estimated costs associated with this solicitation and the extent to which such costs will be disclosed if not “normally expended” by the registrant.

Response:

The Company advises the Staff that the fees of Ropes & Gray LLP in excess of those normally spent for an annual meeting to advise the Company in connection with the proxy contest will be included within the estimated aggregate costs. In response to the Staff’s comment, the Company will include the following revised disclosure in its amended preliminary proxy statement on page 7:

Our aggregate expenses related to the solicitation of proxies in excess of those normally spent for an annual meeting of our stockholders as a result of the proxy contest, including fees for attorneys and other advisers and advertising, printing and related costs, but excluding salaries and wages of our regular employees, are currently expected to be approximately $        million, of which $        million has been spent to date.

Proposal 1: Election of Directors…, page 9

3. Please revise to state the basis for the Corporate Governance and Nominating Committee’s recommendation to the Board that the size of the Board be increased from seven to nine directors. In revising the disclosure, please indicate whether or not the recommendation was made in response to the solicitation in opposition and intended to prevent Kerrisdale from nominating a full slate of directors.

Response:

In response to the Staff’s comment, the Company will include the following revised disclosure in its amended preliminary proxy statement on page 9:

Our Corporate Governance and Nominating Committee has recommended to our Board that the size of the Board be increased from seven to nine, as well as the nominations of the nine director nominees set forth below. Our Corporate Governance and Nominating Committee determined that it was in the best interests of the Company and its stockholders to increase the size of the Board. The increase allows the Board to nominate

Securities and Exchange Commission	- 3 -	April 11, 2014

Messrs. Edelman and Walker and Ms. Russo, while retaining the services of six of Company’s current directors, each of whom has provided the Company with invaluable leadership during this period of transition. Our Corporate Governance and Nominating Committee believes that Messrs. Edelman and Walker and Ms. Russo will further diversify the skills and experience of the Board with their strong prior board and/or industry experience, which will allow the Company to continue to execute its strategy in 2014 and beyond. The recommendation to increase the size of the Board was not in response to the solicitation in opposition of the Board’s slate and is not intended to prevent Kerrisdale from nominating a full slate of directors. Each of the Board’s nine director nominees has consented to his or her name being submitted by the Company as a nominee for election as a director of the Company in this proxy statement and other solicitation materials to be filed with the SEC and distributed to the Company’s stockholders and in other materials in connection with the solicitation of proxies by the Company and its directors, officers, employees and other representatives from stockholders to be voted at the annual meeting. Each such nominee has further consented to serve as a director of the Company if elected.

4. Advise us, with a view toward revised disclosure, whether or not any arrangement or understanding exists with respect to the registrant and any of its nominees regarding indemnification or otherwise pursuant to which such person may be selected as an officer. Refer to Item 7 of Schedule 14A and Item 401(b) of Regulation S-K.

Response:

The Company confirms that no such arrangement or understanding exists.

Potential Payments upon Termination or Change of Control, page 40

5. Advise us, with a view toward revised disclosure, whether the successful election of at least five of the Kerrisdale nominees in and of itself could result in any of the potential payments disclosed in this section being made to any of the registrant’s officers or directors.

Securities and Exchange Commission	- 4 -	April 11, 2014

Response:

The Company advises the Staff that the agreements referenced in this section contain so-called “double-trigger” provisions. The successful election of at least five of the Kerrisdale nominees in and of itself would not result in any of the potential payments disclosed in this section being made to any of the Company’s officers or directors. Such amounts would be payable only in the event of a termination of employment in the twelve months following such election.

Important Notice Regarding the Availability of Proxy Materials…, page 63

6. We noticed that the proxy statement and the proxy card will be available at a dedicated website. Please confirm that the participants are not relying upon Rule 14a-16 to engage in the electronic distribution of the proxy statement as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f), or advise.

Response:

The Company confirms that the participants are not relying upon Rule 14a-16 to engage in the electronic distribution of the proxy statement as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f).

Appendix B

7. In light of the requirement to disclose criminal convictions within the last ten years to the extent specified in Item 5(b)(1)(iii) of Schedule 14A, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

Response:

The Company advises the Staff that each of the participants has provided the Company with a completed questionnaire confirming that there are no such convictions.

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Each of the participants hereby acknowledges that (i) the participant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it is the Staff’s view that the participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	- 5 -	April 11, 2014

We hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (617) 951-7473 or Jeffrey R. Katz of Ropes & Gray LLP at (617) 951-7072.

Sincerely,

/s/ David A. Fine

David A. Fine

Ropes & Gray LLP